UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No.  2)*

RadView Software Ltd.

(Name of Issuer)

Ordinary Shares, NIS .01 par value

(Title of Class of Securities)

M81867 10 9

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M81867 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Formula Ventures L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware US

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power NONE

	6.	Shared Voting Power 1,776,680 shares of ordinary stock (included shares held by affiliates included in this joint filing)

	7.	Sole Dispositive Power NONE

	8.	Shared Dispositive Power 1,776,680 shares of ordinary stock (included shares held by affiliates included in this joint filing)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,776,680 shares of ordinary stock (included shares held by affiliates included in this joint filing)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.4% Ownership percentages are based on 17,060,545 ordinary shares outstanding on December 31, 2003

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) FV-PEH L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware US

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power NONE

	6.	Shared Voting Power 1,776,680 shares of ordinary stock (included shares held by affiliates included in this joint filing)

	7.	Sole Dispositive Power NONE

	8.	Shared Dispositive Power 1,776,680 shares of ordinary stock (included shares held by affiliates included in this joint filing)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,776,680 shares of ordinary stock (included shares held by affiliates included in this joint filing)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.4% Ownership percentages are based on 17,606,545 ordinary shares outstanding on December 31, 2003

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Formula Ventures (Israel) L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power NONE

	6.	Shared Voting Power 1,776,680 shares of ordinary stock (included shares held by affiliates included in this joint filing)

	7.	Sole Dispositive Power NONE

	8.	Shared Dispositive Power 1,776,680 shares of ordinary stock (included shares held by affiliates included in this joint filing)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,776,680 shares of ordinary stock (included shares held by affiliates included in this joint filing)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.4% Ownership percentages are based on 17,060,545 ordinary shares outstanding on December 31, 2003

12.	Type of Reporting Person (See Instructions) PN

Item 1.
	(a)	Name of Issuer RadView Software Ltd.
	(b)	Address of Issuer’s Principal Executive Offices 7 New England Executive Park, Burlington, Massachusetts 01803.

Item 2.
	(a)	Name of Person Filing This statement is filed by Formula Ventures L.P., FV-PEH L.P. and Formula Ventures (Israel) L.P. who are sometimes collectively referred to as the “Reporting Persons”.
(b)

Address of Principal Business Office or, if none, Residence
The addresses of the principal office of each of the Reporting Person is:
Formula Ventures Ltd.
11 Galgalei Haplada St.
Hertzliya 46733
Israel

	(c)	Citizenship See Item 4 of the cover page attached hereto for each Reporting Person.
	(d)	Title of Class of Securities Ordinary Shares, NIS .01 par value per share
	(e)	CUSIP Number M81867 10 9

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: See Row 9 of the cover page attached hereto for each Reporting Person.
	(b)	Percent of class: See Row 11 of the cover page attached hereto for each Reporting Person.
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: See Row 5 of the cover page attached hereto for each Reporting Person and the response to Item 4(c ) (ii) below.
(ii)

Shared power to vote or to direct the vote:

See Row 6 of the cover page attached hereto for each Reporting Person.

Each of the Reporting Persons may be deemed to have shared power to vote and shared power to dispose of an aggregate of 1,776,680 shares owned by certain Reporting Persons.  Also, Mr. Shai Beilis, a director of RadView Software Ltd. and a managing partner of the Reporting Persons, holds directly 141,050 shares (including options to purchase an aggregate of 131,250 shares exercisable within sixty days of December 31, 2003) and holds through Shem Basum Ltd. 39,143 shares.

Name	Shares
Formula Ventures L.P.	1,108,953
FV-PEH L.P.	311,947
Formula Ventures (Israel) L.P.	356,140

(iii) Sole power to dispose or to direct the disposition of: See Row 7 of the cover page attached hereto for each Reporting Person and the response to Item 4(c ) (ii) above.
(iv) Shared power to dispose or to direct the disposition of: See Row 5 of the cover page attached hereto for each Reporting Person and the response to Item 4(c ) (ii) below.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 20, 2004

Formula Ventures L.P.

By: Formula Ventures Partners (Cayman Islands) Ltd.

/s/ Shai Beilis

By:

Shai Beilis, Managing Partner

FV-PEH L.P.

By: Formula Ventures Partners (Cayman Islands) Ltd. – General Partner

/s/ Shai Beilis

By:

Shai Beilis, Managing Partner

Formula Ventures (Israel) L.P.

	By:	Formula Ventures Ltd.
General Partner

/s/ Shai Beilis

By:

Shai Beilis, Managing Partner